AMERICAN ARBITRATION ASSOCIATION
Commercial Arbitration Tribunal

HENRY M. JACKSON FOUNDATION	)	
FOR THE ADVANCEMENT OF	)	
MILITARY MEDICINE, INC.,	)	
Claimant,	)	
v.	)	Case: 16 193 Y 00667 12
	)	
NORWELL, INC.,	)	
Respondent.	)	

AWARD OF ARBITRATORS

WE, THE UNDERSIGNED ARBITRATORS, having been designated in accordance with the arbitration agreement entered into between the above-named parties, and having been duly sworn, and having duly heard the proofs and allegations of the Parties, AWARD, as follows:

I. Procedural Background

This matter was initiated by the filing of a Demand for Arbitration by Claimant Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc. ("HJF") on November 27, 2012 with the American Arbitration Association. Respondent Norwell, Inc. ("Norwell") filed its Answering Statement and Counterclaim on December 14, 2012. HJF filed a Reply to Norwell's counterclaims on January 14, 2013, and Norwell filed an Amended Answer and Counterclaims on March 6, 2013. The parties engaged in discovery and the case proceeded to final hearing before the Panel on October 14 – 25, 2013. The parties submitted post-hearing briefs and supplemental submissions, and the Panel finally closed the record in this matter on February 24, 2014.

II. History of the Dispute

HJF entered into two License Agreements (in 2009 and 2010) with Norwell regarding an experimental vaccine to prevent recurrence of breast cancer called GP2. The 2009 License Agreement was amended twice in 2010. The 2009 License Agreement granted GP2 patent rights to Norwell, as exclusive licensee, and also contained provisions whereby Norwell would sponsor an ongoing clinical trial of GP2 being conducted by Dr. George Peoples, an active duty colonel in the United States Army

and a Director of Surgery of the Uniformed Services University of the Health Sciences ("USU"). (C-009) It is the 2009 License Agreement that is at the core of the dispute in this case and references to the "License Agreement" and the "contract" refer to the 2009 License Agreement unless otherwise indicated.

Initially, the parties discussed an arrangement in which at least 180 patients would be enrolled in the GP2 clinical trial, at a cost of $15,000 per patient for a total support obligation for Norwell of $2,700,000. The contract went through several iterations reflecting the foregoing per patient pricing model, but the parties eventually signed a contract in which the 180 patient/$2,700,000 references were removed and replaced with a flat $3,000,000 obligation for Norwell to support the clinical trial. The $3,000,000 was to cover 180-300 patients enrolled in the GP2 study as necessary to reach statistical significance.

One of Norwell's obligations under the License Agreement was to raise $3,000,000 in funding within 36 months of the Effective Date. (Section 4.2 of the License Agreement (as amended)) A potential source of new capital was from the Texas Emerging Technology Fund (ETF), a Texas state fund that makes sizeable non-dilutive monetary grants to companies that agree to locate their operations in Texas. During the course of its dealings with HJF, Norwell applied to the ETF for a $2,500,000 grant.

The License Agreement does not refer to any financial arrangement between Norwell and Dr. Peoples, but at the time Norwell entered into the License Agreement both Norwell and Dr. Peoples expected that he would have at least an advisory role in Norwell and a monetary interest in its attempts to commercialize GP2. After the License Agreement was signed, Dr. Peoples spent a considerable amount of time advising and assisting Norwell in presenting the GP2 story, especially to the ETF. However, in addition to GP2, Dr. Peoples was actively researching two other peptides similar to GP2 - AE37 and E75 - being developed by Antigen Express and Galena (after acquiring Apthera Inc. in March 2011), both competitors of Norwell.

Eventually, the ETF regional committee recommended Norwell for the $2,500,000 grant; however, at the ETF Governor's Advisory Committee the recommendation was not accepted. The Committee had several concerns. The primary concern expressed was that Dr. Peoples' loyalties were

divided among the three companies. Principal among the ETF concerns was that Norwell distance itself from Dr. Peoples by assuming control of the GP2 clinical trial IND.

Dr. Jaye Thompson, a Ph.D. statistician with extensive experience with biostatistics, clinical trials, and the FDA IND and drug approval process, and a member of the ETF Governor's Advisory Committee, testified that Dr. Peoples had expressly represented to the ETF board that once Norwell had hired a qualified clinical trial manager, he would assign the GP2 IND to Norwell. Following the denial by the Advisory Committee, Norwell engaged the services of Dr. Kerstin Menander as its scientific advisor. Dr. Menander has both a Ph.D. in histology and a medical degree and is well qualified to take over management of the clinical trial. But Dr. Peoples refused to transfer the IND to Norwell unless it paid him a total of $500,000 for the IND, the clinical trial data, and the FDA correspondence. Norwell balked at the payment of the money demanded by Dr. Peoples and offered him warrants for Norwell stock, instead, which he declined to accept. If Dr. Peoples would not transfer the IND to Norwell, then Norwell would be required to obtain its own IND from the FDA. According to Drs. Thompson and Menander, to obtain such an IND Norwell would need all the clinical trial data in auditable form and all the FDA correspondence relating to the GP2 trial. Norwell had some, but not all, of the data and correspondence, which Dr. Peoples refused to provide without payment and which, for reasons discussed below, HJF failed to provide.

It is undisputed that around the time of the impasse with Dr. Peoples, Norwell did not make a portion of the $3,000,000 clinical trial support payments required under the 2009 License Agreement and that HJF terminated the contract with Norwell on the grounds of non-payment over Norwell's objections. HJF subsequently terminated the 2010 License Agreement, as well. HJF seeks a declaratory award that the License Agreements were properly terminated and asks to recover damages in the amount of $3,029,364.06 that HJF asserts resulted from Norwell's failure to comply with its payment obligations under the License Agreements.

In its defense, Norwell asserts that HJF breached the contracts and that Norwell was therefore justified in withholding payments under the License Agreements. Furthermore, in its amended

counterclaim, Norwell seeks affirmative relief based upon three claims: breach of contract, fraudulent misrepresentation, and violation of the Maryland Uniform Trade Secrets Act. Norwell argues that HJF's breaches of the contracts relieved it from the obligation to make the payments at issue under the License Agreements. Norwell asserts that it suffered damages as a result of HJF's conduct for which it is entitled to recover damages.

As referenced above, Norwell also argues that it was fraudulently induced to enter into the License Agreements by HJF and that HJF violated the Maryland Uniform Trade Secrets Act when Dr. Peoples published data that included GP2 clinical trial data Norwell considered to be confidential.

Norwell asks the Panel to reinstate the 2009 License Agreement, to award certain other declaratory relief, to declare that the 2010 License Agreement is invalid, and to award damages to Norwell totaling $23,970,924.

III. Contract Claims

A. HJF's Claims

HJF argues that the case is a simple breach of contract case for non-payment under the 2009 and 2010 License Agreements. Norwell repeatedly was late in making its payments under the License Agreements and received seven notices of default for non-payment from HJF during the course of the contracts. The first five instances of late payment were cured by Norwell or waived by HJF after payment of late fees. The last two notices of default were not cured, however, and HJF terminated the 2009 License Agreement on March 16, 2012 (C-380) and the 2010 License Agreement on May 1, 2012 (C-388). Whether these terminations were justified is dependent on whether HJF committed a material breach of the License Agreements that excused Norwell from performance under the contracts prior to Norwell's failure to cure its non-payment.

B. Norwell's Defenses and Counterclaims

1) Breach of Contract

Norwell asserts in its counterclaim that HJF breached the contract (i) by overcharging for the phase II study (by failing to enroll patients at the rate represented to Norwell during negotiations, by

improperly mixing patients from the control group of another ongoing study (AE37) with the GP2 controls thereby adversely affecting GP2's showing of a statistically significant therapeutic benefit, by failing to perform circulating tumor cell (CTC) assays on patients enrolled in the trial, by charging Norwell for patient enrollment already paid for by Antigen Express (sponsor of the AE37 trial), and by prematurely terminating enrollment of patients in the GP2 clinical trial, (ii) by breaching the publications provision of the contract (by failing to provide timely notice of USPTO office actions relating to the GP2 patent, by failing to provide timely notice of intended publication of GP2 data, and by publishing confidential GP2 data over the objection of Norwell), and (iii) by not providing Norwell with the IND, FDA correspondence, and data related to GP2 (by failing to transfer (or causing Dr. Peoples to transfer) the IND for the GP2 study to Norwell after Norwell hired Dr. Menander, and by failing to provide all clinical data and FDA correspondence to Norwell on a timely basis as required by the License Agreement. Norwell argues that these breaches by HJF, collectively or individually, relieved Norwell from its obligation to make payments under the License Agreements.

We address Norwell's claims of breach by HJF in the order presented in Norwell's post-hearing brief.

a) Breach of the Payment Terms under the 2009 License Agreement

Norwell avers that HJF violated the payment terms of the License Agreement in two ways: first, by failing to conduct a CTC assay on all patients enrolled in the GP2 arm of the study and, second, by charging Norwell for patients that Norwell asserts were never recruited.

With respect to the CTC assays, Norwell claims that its clinical trial support was predicated on a cost of $15,000 per patient, which included a CTC assay to be performed on each patient in the study. Norwell points to correspondence with Dr. Peoples relating to the cost of the clinical trial that Norwell would sponsor under the License Agreement. In an email exchange in December 2008 between Eric Rothe of Norwell and Dr. Peoples (R-62), Mr. Rothe expressly asks for confirmation that the cost of the trial will be $10,000 per patient including a CTC assay. Dr. Peoples responds that $10,000 is a "bare bones" cost without the CTC. He states he expects the trial will cost $15,000-$20,000 per patient.

Although he does not specifically reference the CTC assay in his revised number, he does not exclude the CTC assay in his revised number given in response to Mr. Rothe's explicit inquiry regarding the inclusion of a CTC assay. Norwell may have been justified in understanding Dr. Peoples' response to mean that a CTC assay would be included at a cost of $15,000 to $20,000 per patient; however, the CTC assay was not referenced in any manner in the License Agreement provisions regarding sponsored research that followed in 2009. The 2009 License Agreement has an integration clause at §11.19 that precludes incorporation of a CTC requirement based on Norwell's understanding from its 2008 discussions with Dr. Peoples.

Norwell further claims that by making payments to HJF on a fixed schedule it was overcharged under the License Agreement, because it was paying for patients that had not yet been enrolled in the clinical trials. Norwell points to the slow pace of enrollment and says, in effect, that it was wrongfully required to pay for patients in advance of their enrollment. According to Norwell, since HJF knew Norwell was a cash-strapped startup, HJF should have allowed it to make its payments in step with the pace of enrollment. The problem with Norwell's argument is that there is no requirement in the License Agreement that the schedule of Norwell's sponsorship payments is tied to the pace of patient enrollment.

Norwell argues that HJF also breached the payment terms of the agreement, because Norwell's payments paid for patients enrolled as controls in the AE37 arm of the clinical trial and that these patients were also paid for by Antigen Express, meaning that HJF was paid twice for the same patients when they were counted in the GP2 control group. Again, Norwell's argument does not find support in the terms of the License Agreement. Regardless of how patients were recruited into the GP2 arm of the clinical trial and regardless of the number of GP2 patients enrolled at any given point in the study, Norwell had a $3,000,000 funding obligation for the trial, payable in specified installments that were not dependent on enrollment rate or patient count at the time of each payment.

The Panel rejects Norwell's assertion that HJF breached the payment terms of the License Agreements.

b. Failure to Provide Timely Notice of USPTO Office Action on Patent

Norwell claims that the Foundation failed to provide it with timely notice, of correspondence from the USPTO rejecting the claims in a pending patent application related to Trastuzumab (tradename Herceptin) + GP2. Section 7.4 requires that "Each Party shall provide to the other prompt notice as to all matters that come to its attention and that may affect the preparation, filing, prosecution, or maintenance of any such patent application or applications".

The Foundation was also required to "consult with Licensee as to the preparation, filing, prosecution and maintenance of such patent applications and patents and shall furnish to Licensee copies of documents relevant to any such preparation, filing, prosecution or maintenance " (Sec. 7.1).

It is undisputed that the Foundation received a letter from the USPTO in August 2011 rejecting the claims in the Herceptin + GP2 patent application (HMJ-115-US). The Foundation engaged patent counsel to respond to the letter but did not notify Norwell of the USPTO letter until September 30, 2011. At that time, the Foundation provided Norwell a copy of its counsel's memorandum "describing in detail the office action, as well as a draft response..." to the USPTO requesting Norwell's comments "no later than COB on Tuesday October 4th. We want to file by Oct. 5th in order to avoid any additional fees and any subtraction from any patent term adjustment that may accrue during the pendency of this application." (R-45.)

Mr. Patel testified, and in its post- hearing brief Norwell argues, that this notice was untimely and "if given adequate time, Norwell could have contacted and engaged its preferred patent attorney, DLA Piper, to assist with the matter." (Patel Depo, 64:5-23; R-45.)

The Panel finds that the Foundation did not provide "prompt notice" of the USPTO letter to Norwell as required by Section 7.4. However, Norwell has failed to prove any damages in connection with this late notice from HMJ. There is no evidence that Norwell was damaged in any manner from HJF's failure or that Norwell took steps to prevent any potential damage caused by late notice. Norwell did not request an extension from the USPTO to file a response, nor did it retain patent counsel to respond.

c. Failure to Adhere to the Pre-Publication Review Requirements the License

Norwell counterclaims that HJF breached Section 11.20 of the License Agreement by publishing an abstract poster at the American Society of Clinical Oncology (ASCO) conference that included data from the GP2 clinical trial funded by Norwell. The poster abstracted trial results from the ongoing combined trial of GP2 and E75. In its brief, Norwell also argues that submission of the abstract for acceptance at the ASCO conference, with a copy being sent to Norwell and Apthera, was a publication violating section 11.20.

Norwell argues that Section 11.20 gives it authority to prevent publication of such GP2 data. In addition, Norwell argues that it was not provided 30 days notice before publication as required.

In May 18, 2010 Mr. Patel sent a copy of a proposed draft for an ASCO presentation to Messrs. Rothe and McWilliams "Re: OUR ASCO poster – Vaccine X" with comments. (R-167) Dr. Peoples' email referred to the draft being sent as "[h]ere is one of the items we discussed." (C-164)

Mr. Patel responded with questions about interpretation of the results. Norwell did not raise an objection to an ASCO presentation at that time or inclusion of GP2 data in a presentation. (C-164, 166; R-167)

Eight months later, in February 2011, Dr. Peoples submitted an abstract of the proposed poster presentation to ASCO. Dr. Peoples sent both Norwell and Apthera a copy of the abstract which contained the data from each of their peptides and the combined trial. (C-272)

Approximately two months later, on April 14, 2011, Mr. McWilliams sent Dr. Peoples a message acknowledging their discussion of Norwell's objection to publication of GP2 data. He stated that removing the data was the right thing to do and asked to be advised when Dr. Peoples reached a decision.

The following day Mr. Patel requested assistance from ASCO in removing the information from publication if it was not voluntarily withdrawn. Mr. Patel called ASCO and sent a follow-up email. Mr. Patel noted that he received "...a draft of the subject abstract that was provided to us by George Peoples on February 18." (R-167)

On April 18, 2011 in an exchange of messages, Mr. Patel notified Dr. Peoples of the "...drop dead

date deadline for removal of our data from the abstract is COB this Tuesday, 4/19/11, tomorrow." (R-167) Mr. Patel also instructed Dr. Peoples to "...not communicate with Apthera with regards to GP2...." (R-167)

Mr. Patel sent another message to a more senior person at ASCO that day reiterating Norwell's objections and advising ASCO that "[w]e were not notified that an abstract with our confidential data was being submitted to ASCO and that non-confidential data from our competitor would be included." (R-167)

On April 19, 2011 Mr. Patel also notified HJF of Norwell's objection to publication by Dr. Peoples and again notified Dr. Peoples to "[p]lease remove all of the confidential GP2 data from the abstract...." (R-167)

A month later on May 18, 2011, Mr. Patel contacted ASCO again to request that they drop the poster presentation if Dr. Sears, the presenter of the Abstract, or Dr. Peoples did not withdraw it. (R-167) ASCO did not agree to drop the poster presentation or to delete GP2 data from it.

Ultimately the following change in the poster presentation was made by Dr. Peoples who notified Norwell on April 18 that:

> "Although I'm under no obligation to do so, as my last act of goodwill toward Norwell, I have petitioned ASCO to remove the GP2 name and sequence information from the abstract thus preventing any unwanted and identifiable public disclosures. However, the blinded data will remain in the abstract to support the conclusions of the accepted abstract per their requirements/guidelines." (R-167)

In June 2011, the Poster presentation was made with the modification described by Dr. Peoples.

Section 11.20 provides:

> "Prior to a Party's submission for publication or presentation technical developments and/or research findings related to the Patent Rights licensed hereunder, the publishing or presenting Party shall provide the other Party with at least thirty (30) days for review and comment upon the manuscript or other material proposed for publication. In addition, if requested by the other Party, the publishing or presenting Party will withhold such submission for publication or presentation for an additional thirty (30) days to allow for filing a patent application or taking such measures, as the Party deems appropriate to establish and preserve its proprietary rights in the information in the manuscript or presentation." (C-59)

Section 11.20 required that Norwell be given 30 days notice prior to submission for publication or presentation and Dr. Peoples did not provide 30 days notice to Norwell before submitting the abstract to ASCO for review. He notified Norwell and Apthera shortly after submission, attaching the abstract to each.

Norwell did not receive the requisite number of days notice before submission; however, it had more than 60 days notice prior to the scientific presentation at the ASCO conference in June 2011.

The purpose of § 11.20 is to allow Norwell, the licensee, to review the information to be published and to make a determination whether any patent or other intellectual property protection is needed. Upon such review and determination, Norwell can also request another 30 days in which to protect such rights, if any. The wording of § 11.20 suggests that as long as Norwell was first given the opportunity to protect its intellectual property rights in the presentation, such a presentation could be made if Norwell chose not to utilize the recourse available to it under § 11.20.

The evidence is persuasive, based upon the timeline above, that Norwell did not timely exercise its contractual rights or timely register an objection. Norwell has failed to produce evidence that if it had been given the 30 day notice prior to the abstract being submitted for review it would have taken steps contemplated by the 30 day notice window for intellectual property protection or that it was damaged by an inability to do so. The Panel finds that Norwell was not given 30 days notice as required prior to the abstract being submitted to ASCO. Norwell did, however, have more than 30 days notice prior to publication in June 2011 at the ASCO conference. The Panel also finds that Norwell failed to seek an extension of time, or patent protection or injunctive relief to protect its intellectual property. Finally, the Panel finds that Norwell has not established any amount of monetary damages from either the failure to receive the 30 day notice required under the 2009 License or the subsequent publication of the GP2 data.

d. Failure to Provide All Clinical Data and FDA Correspondence on a Timely Basis

Section 5.6 of the License Agreement requires that HJF "shall make available to the Licensee all preclinical, manufacturing, and clinical data and information in its possession related to the Patent Rights

licensed hereunder." Norwell complains that HJF did not provide all of the clinical data and information, including the Case Report Forms (CRFs), generated during the GP2 trial despite Norwell's requests for the material. HJF dismisses Norwell's argument about the CRFs, stating that the CRFs are not data; rather, they contain data. Regardless of whether the CRFs constitute "data" in and of themselves, they are included within a reasonable interpretation of "information" as it is used in the contract. Furthermore, these data and materials were necessary according to Norwell to demonstrate to potential investors that Norwell had access to and the ability to use all the clinical trial information available pertaining to GP2. Norwell points out that the CRFs were needed if it was to have auditable data to present to potential pharmaceutical partners or to the FDA in support of Norwell's own IND for GP2. Norwell's position with respect to the need for the CRFs and auditable data was supported by the testimony of both Dr. Thompson and Dr. Menander.

Norwell similarly maintains that it did not receive all FDA correspondence pertaining to the GP2 IND and clinical trial, despite repeated requests for all of the correspondence.

Dr. Mark Scher, the individual at HJF with operational responsibility over the License Agreements and who was Norwell's principal point of contact at HJF, testified that reference in the License Agreement to "in its possession" meant material physically located at HJF's headquarters in Bethesda, Maryland. The Panel does not accept Dr. Scher's narrow interpretation of the meaning of "possession." Wherever the data may have been physically (or digitally) stored, if HJF had access to or control over the data, then the data was in its possession within the meaning of the contract. Moreover, Dr. Scher claimed that until discovery commenced in this arbitration he was unaware that an HJF employee, Laura Ferrise, whose office is located at HJF headquarters, had all of the clinical trial data requested by Norwell on her HJF laptop and that HJF actually had all the referenced data in its possession. In short, all of the clinical trial related data requested by Norwell was in HJF's possession or control and no reason was offered by HJF as to why all of the data, including CRFs, could not have been provided to Norwell as requested.

HJF responds that while Norwell did not receive all of the data it requested, it had access to *most* of the data and, according to HFJ's expert, Mr. Berneman, it had enough of the data to allow it to arrange a pre-IND meeting with the FDA. The problem with HJF's argument is that Norwell was entitled to *all* of the data, not just some of the data. Dr. Peoples, who knew what data Norwell did and did not have access to and what it would need for its own IND, apparently believed Norwell did not have everything it needed for the IND, because he demanded $500,000 to provide Norwell with the IND, the FDA correspondence, and the ACCESS Database containing all the GP2 data. According to Dr. Peoples the foregoing were needed by Norwell, "to go forward." (Tr. 10/17/13, 276)

With respect to the FDA correspondence, HJF contends that Norwell either had all the FDA material or it was made available to Norwell at Dr. Peoples' office, but that Norwell failed to copy the material. Norwell says that Dr. Peoples, who maintained a complete set of the FDA correspondence, gave various excuses and dragged his feet about allowing Norwell to copy the correspondence when it wanted to. According to Dr. Peoples, Norwell had 90% of the FDA correspondence through the reports that it routinely received. According to Norwell, it had 10% of the FDA correspondence.

Silvja Salai, an HJF employee, testified that all the FDA correspondence is maintained at Brooke Army Base. A number of HJF employees work at or in conjunction with the Brooke facility. Ms. Salai testified that she had all the FDA correspondence at least since she started working at HJF in June of 2009 and sent copies of the correspondence to persons at HJF headquarters. (Silvja Salai Depo 18-22, 31-36) Marianne Spevak, also an HJF employee, testified that HJF had copies of FDA correspondence at its headquarters (Marianne Spevak Depo 125:11-13). Ms. Salai also testified that Dr. Peoples instructed her to send the FDA correspondence from Brooke to HJF.

From the evidence presented the Panel does not believe there were any limitations on HJF's ability to provide FDA correspondence to Norwell. As with the clinical trial data, it appears that HJF had possession of most, if not all, of the FDA correspondence and easily could have provided Norwell with all the FDA correspondence, either directly or with a simple request to Brooke. The only reason Norwell did not obtain all of the FDA correspondence is because Dr. Scher repeatedly and wrongly told Norwell that

HJF "does not possess any FDA correspondence relating to GP2." (R-130) Apparently, Dr. Scher never asked anyone at HJF whether it had the correspondence before he made his inaccurate statements.

HJF complains that both parties were required under the License Agreement to provide the other with FDA correspondence and that Norwell did not provide HJF with copies of the FDA correspondence that Norwell had in its possession. Norwell's failure to furnish copies of FDA correspondence to HJF is, at most, an immaterial breach of the License Agreement with no damage asserted by HJF

HJF claims that even if Norwell did not receive the data and FDA correspondence the Panel finds it was entitled to, it suffered no damage as a result; however, Norwell strongly contests HJF's assertion. Section 4.2 of the 2009 License Agreement requires Norwell to raise $3,000,000 within 36 months (per the amendment to the License Agreement) whether by debt, equity or grant. To meet the bulk of its contractual obligation under §4.2, Norwell applied for a $2.5 million grant from the Texas Emerging Technology Fund (ETF), a Texas state entity that provides outright grants to start-up companies like Norwell in order to bring technology-based employers to Texas. The ETF process is a back-and-forth process between the applicant and ETF. A successful applicant may be asked to refine its application a number of times before it receives final approval and funding. Norwell's uncontradicted evidence showed that once approved by the Advisory Committee, subsequent approval by the Governor's office is forthcoming almost without exception. On April 15, 2011, the Governor's Advisory Committee approved Norwell's grant application for $2.5 million and advanced the application to the Governor's office for final due diligence.

The approval of Norwell's application was side-tracked, however, by Governor Perry's presidential campaign bid and, in September 2011 a new Advisory Committee was appointed, which re-reviewed Norwell's application. This time the Advisory Committee declined to recommend Norwell's application, as then submitted, to the Governor's office. In an April 2012 email from Bob Prochnow, an ETF official (R-69), the committee informed Norwell of four issues it required Norwell to satisfactorily address if it was to obtain funding approval:

Issues one and two revolved around the Advisory Committee's concern over Dr. Peoples' profound conflicts of interest due to his promotional and financial involvement with several competing peptides licensed to competing companies. According to Dr. Thompson, who was present during the Advisory Committee's discussions regarding the Norwell application, to satisfactorily address these concerns Norwell needed to distance itself from Dr. Peoples. Specifically, Norwell needed to show that Dr. Peoples no longer controlled GP2 or the GP2 clinical trial. To do this, Norwell had to demonstrate that it could continue the GP2 clinical trial without Dr. Peoples. This meant that Dr. Peoples would have to transfer the GP2 IND to Norwell, together with the underlying data and FDA correspondence. As indicated above, when Norwell made its request, Dr. Peoples refused to accommodate the requested transfer unless Norwell paid $500,000 to him, personally. Given Dr. Peoples' demand, Norwell's alternative, its so-called "Plan B," was to obtain its own IND from the FDA, utilizing the clinical trial data and FDA correspondence to which it was entitled under the License Agreement.

Dr. Thompson testified under subpoena and for no compensation as an expert witness for Norwell. In addition to her integral position in the Texas ETF apparatus, Dr. Thompson is a Ph.D statistician with extensive FDA regulatory experience in biotechnology and the pharmaceutical industry. Her experience includes obtaining and managing FDA INDs. According to Dr. Thompson, if Norwell had all the clinical trial data and FDA correspondence in its possession at the time of its IND application, i.e., a complete set of auditable data, there was no reason Norwell could not have obtained its own IND from the FDA and, thus, establish its independence from Dr. Peoples.

As indicated above, HJF contends that because Norwell assertedly had access to most of the data it needed, it should have had a "pre-IND meeting" with the FDA to see what additional information was needed to support its IND, but failed to do so. HJF also cites Dr. Menander's testimony to suggest that it would have taken Norwell two years to put together its own IND package. According to HJF, this demonstrates that it would have been too expensive for Norwell to have pursued Plan B. A difficulty with HJF's argument is that Norwell is under no obligation, contractual or otherwise, to pursue any specific strategy, including the one suggested by HJF after the fact, to obtain an IND. Both Drs.

Menander and Thompson testified that Norwell needed auditable data that it lacked to obtain its own IND from the FDA. Dr. Peoples also testified that what Norwell needed to go forward with the IND was the complete set of data that he offered to sell to Norwell for hundreds of thousands of dollars. Contrary to HJF's characterization of Dr. Menander's testimony, she was very clear in her testimony that it could take two years to put together the IND package *without* all the existing GP2 data from Dr. Peoples. In summary, while Norwell could have sought a pre-IND meeting with the FDA, there is no evidence such a meeting would have made any difference in its predicament with the ETF and, in fact, it might have served only to delay matters further.

The third and fourth issues raised by the Advisory Committee required Norwell to show that investors "would be interested" in investing in Norwell and that the founders/officers of Norwell had a financial commitment to the company. Both Dr. Thompson and Mr. Patel testified that concerns three and four would have been resolved simply by obtaining a) a statement of interest in further funding from an outside source (which Mr. Patel testified without contradiction Norwell could get from an interested investor, Ken Hallock), and b) a commitment from Norwell's officers to put additional monies into the company (which Mr. Patel testified, again without contradiction, Norwell officers McWilliams, Rothe and Patel would do).

Of the witnesses who testified in these proceedings, Dr. Thompson was uniquely qualified to testify about the ETF process and had personal knowledge of Norwell's ETF grant application. She testified that in her opinion, based on her years of experience with the ETF grant funding process, including her position on the Governor's Advisory Committee, and her personal involvement with Norwell's grant application, the company would ultimately have gotten the requested EFT funding. Dr. Thompson could only remember one instance out of more than 70 approved grant applications where a grant applicant had reached a comparable stage in the ETF process and did not receive funding. It was Dr. Thompson's opinion that the issues in the Prochnow email (R-69) did not represent significant hurdles to Norwell's application. A majority of the Panel accepts Dr. Thompson's testimony and finds

that it was a virtual certainty that Norwell had reached the stage in the ETF grant process in which, with the data and its own IND, it would have received the $2.5 million grant from ETF.

On the other hand, lacking possession of the data and FDA correspondence from HJF, there was no way for Norwell to demonstrate to the ETF that it would be able to successfully pursue the IND on its own and gain control of the clinical trial. To add to Norwell's difficulties, HJF's failure to provide the data and correspondence that Norwell requested was coupled with HJF's wrongful termination of Norwell's 2009 license rights on March 16, 2012, which occurred more than a month before receipt of Prochnow's communication on April 26, 2012. HJF's termination of Norwell's rights occurred despite Dr. Scher's and HJF's knowledge that Norwell had previously been approved for a $2.5 million ETF grant and was still eligible for ETF funding. (See, e.g., R-62) With respect to the funding requirements contained in §§4.2 of both the 2009 and 2010 License Agreements, termination of the licenses by HJF - which left Norwell with no rights whatsoever to GP2 – constituted a total and fundamental breach that made it impossible for Norwell to secure the $2,500,000 of ETF funding or to otherwise fulfill its obligations under §4.2.

The Panel finds that HJF materially breached the License Agreement by its failure to provide Norwell with all of the clinical data and FDA correspondence in its possession. This breach of contract by HJF excused Norwell from performance under the License Agreement, including most significantly for our purposes here, its obligation to pay the installment due for its $3,000,000 Clinical Trial Financial Support obligation. HJF's termination of the License Agreement (C-355; C-380), predicated on non-payment of the quarterly installment of the Clinical Trial Financial Support and other payments, therefore, was wrongful. In addition, the failure to provide the clinical data and FDA correspondence had the further effect of preventing Norwell from obtaining its own IND before HJF terminated the License Agreement. HJF's wrongful conduct not only made it impossible for Norwell to conclude its dealings with the ETF to obtain funding, it also precluded Norwell from approaching any other investor with respect to GP2 – Norwell's only product – since without the License Agreement it no longer had any rights to GP2. The lack of data and FDA correspondence and, hence, the means to obtain an

"independent" IND, combined with Norwell's wrongful loss of its license rights, made it impossible for Norwell to obtain the ETF funding that would have largely satisfied Norwell's obligations specified under §§4.2 of both the 2009 and 2010 License Agreements.

In summary, HJF's termination of both the 2009 and 2010 License Agreements was not justified and constituted a wrongful termination of those contracts. A majority of the Panel finds that Norwell has established that HJF's actions in wrongfully terminating the contracts prevented Norwell from complying with §4.2 of the License Agreements and was the proximate and direct cause of damage to Norwell in the amount of $2,500,000. Section 11.3 of the 2009 license and § 10.3 of the 2010 license provide that HJF's "aggregate liability for all damages of any kind relating to this Agreement or its subject matter shall not exceed the amount paid by Licensee to the Foundation under this Agreement." Respondent's exhibit R-14 shows that the amount paid by Norwell to HJF pursuant to the 2009 and 2010 licenses totals $2,139,265. The accuracy of the foregoing figure was not disputed by HJF. Accordingly, the Panel will award Norwell damages of $2,139,265.

Norwell also seeks delay damages of $18 million. Norwell's proof of the amount of its claimed delay damages, based on comparisons with other start-up companies, is speculative. Moreover, the cap on damages under §§ 11.3 and 10.3 of the License Agreements would prevent the award of the additional damages sought by Norwell. Accordingly, delay damages are not awarded to Norwell.

e. Termination of GP2 Clinical Trial Enrollment

On January 20, 2014, counsel for Norwell requested the AAA administrator, Ms. Donyale Brazier, to inform the Panel that in December 2013 the enrollment of GP2 patients had been terminated. The Panel requested informal responses from both parties with respect to Norwell's inquiry, which it received on January 22 and 23, 2014 respectively.

On January 30, 2014, the Panel issued a Post-Hearing Order reopening the record of the proceedings for the limited purpose of obtaining HJF's response to specific questions raised by the Panel. HJF provided its response on February 6, 2014.

Norwell was invited to provide a reply, which it submitted to the Panel on February 12, 2014.

In its letter dated January 22, 2014, counsel for Norwell alleges that HJF/Peoples stopped the enrollment of GP2 patients improperly and prematurely, based on reaching a total number of approximately 180 patients, but without any statistical significance, to the detriment of Norwell, and in direct contradiction with the email correspondence dated May 7, 2009 (R-23) between Dr. Peoples and Eric Rothe.

In its letter dated January 23, 2014, counsel for HJF asserts that there have been no new developments, and that the enrollment was stopped in accordance with the testimony of both Dr. Peoples and Dr. Beth Mittendorf ("Mittendorf"), who both testified that they expected that the target numbers would be reached and the patient enrollment stopped by the end of 2013, citing Tr. 10/16/13 92:20-22, 96:8-19, 103:17-104:17 (Mittendorf); and Tr. 10/15/13 595:5-20 (Peoples).

In a Declaration submitted as an attachment to the February 6, 2014 letter from HJF counsel, Dr. Mittendorf, in response to the specific questions raised by the Panel, asserts that the enrollment of patients was "completed", as "the total number of events that must be observed to achieve the specified power is 33", quoting Section 1.2 of the Statistical Analysis Plan applicable to the GP2 trial. (C-310 at HJF013084).

Thus, Dr. Mittendorf argues, the primary statistical analysis is event driven, meaning it is based on the number of recurrences rather than the number of patients enrolled. Mittendorf Declaration Para. 6.

Dr. Mittendorf further explains that at the end of 2013, there were 180 patients enrolled to the GP2 trial using the 1:1 control group (vaccinated = 89, control = 91) and 302 patients enrolled using the extended control group (vaccinated = 89, control = 213) with 122 additional control patients available to increase the power of the analysis. Mittendorf Declaration Para. 8.

Dr. Mittendorf reports that the number of breast cancer recurrences at the end of 2013 (n=34) achieved the pre-specified number of events (n=33). Mittendorf Declaration Para. 7. Dr. Mittendorf does not specify whether this number of recurrences was achieved using the 1:1 control group, or whether this number is based on the extended control group. Based on the information made available to the Panel by HJF and in view of Mittendorf's extensive explanation of the acceptability of using the combined control

group, the Panel finds that this number of recurrences (n=34) is based on the extended control group for a total of 302 patients enrolled in the (extended) GP2 trial.

Dr. Mittendorf's Declaration also fails to indicate the number of recurrences in the vaccinated group versus the (extended) control group, to determine whether the results could be interpreted as statistically significant at this stage.

With regard to this issue, Dr. Peoples testified that it was likely that he would stop enrollment by the end of the calendar year (2013), denying that one of the enrollment criteria is that the results are statistically significant. "That's not why you end a trial. You end a trial based on a prescribed number of patients." And because "[t]his has a two-year follow-up period. So these patients will be followed in real time, and so there are so many recurrences, you don't stop based on the recurrence number. You stop based on the enrollment number." Asked what that enrollment number is, Dr. Peoples testified, "300 patients in the AE37 arm, 200 patients in the GP2 arm.", correcting himself, saying "Well, I slightly misspoke. It's 180 in the GP2 arm, but there's going to be over 200." Tr. 10/18/13, 61:7-62:8.

The Panel notes that at no point did Dr. Peoples testify about the pre-specified number of recurrences as explained in the Mittendorf Declaration. During the same session, Dr. Peoples was asked, "To date, meaning as of today, do you know if the current results that you have right now are statistically significant?" Dr. Peoples answered, "They are not currently statistically significant." Tr. 10/18/13, 63:10-14.

The January 2011 Statistical Analysis Plan ("SAP"), which pursuant to its heading applies to the AE37 trial "<u>OR</u>" the GP2 trial, assumes that the sample size in terms of the number of enrolled patients is 300. Section 1.2 of the SAP, entitled "Sample Size Determination," provides in relevant part as follows:

> "We assume that it will take 36 months to accrue 300 subjects (100 subjects/year) and another 24 months of follow-up after enrollment of the last subject to achieve the targeted number of DFS [=Disease Free Survival] events (n=33 recurrences) and an additional 36 months (60 months in total) to report the number of deaths." (C-310, at HJF013084)

The third paragraph of Section 1.5.6 of the SAP entitled "Planned Analyses," reads in pertinent part:

"... the current plan is to enroll only 200 subjects in the GP2 arms; therefore, the [planned] analyses above requiring 300 subjects will not apply." (C-310 at HJF013090)

The question arises whether the number of 300 (or 200) subjects includes the extended control group or whether this number applies to each arm. Dr. Peoples testified that the AE37 group consists of 300 patients (see, Tr. 10/18/13, 61:7-62:8), which would appear to confirm that this provision in the SAP refers to each arm separately. This conclusion would also correspond with the expected number of recurrences based on Dr. Peoples' experience with the completed E75 clinical trial, where the number of recurrences approximated 10.5%. See Mittendorf, Tr. 10/16/2013, 108:2-4; Patel Declaration, Para. 9(b)(ii). Indeed, 300 patients for each arm of the trial, with a targeted number of 33 recurrences, would also translate into the slightly higher figure of 11% recurrences. If the number of recurrences is only based on 200 enrolled patients, however, the targeted number of recurrences of 33 would appear to be high, as this would translate into a percentage of 16.5%.

On the other hand, the last paragraph of Section 1.4 of the SAP mentions that the control groups can be combined in certain circumstances, in which case "the randomization will switch to a 2:1 [sic] scheme (vaccine:control) for both the GP2 and AE37 arms of the trial." (C-310, at HJF013085)

Enlargement of the control group, while it assertedly enhances the reliability of the control group data, does not translate into a linear increase of the statistical significance of the total number of patients enrolled.

It is not enough to simply rely on the number of recurrences as an indication of when to stop patient enrollment, especially if such number (as here) includes recurrences in the extended control group, as the latter only provides more reliable data on that side of the equation. Nor is it sufficient to rely simply on the number of patients to know when patient enrollment can be stopped, as the statistical relevance is determined by having achieved a sufficient differential between the respective numbers of DFS events among the vaccinated and control groups. This is illustrated by Section 1.2 of the January 2011 SAP which combines in the trial a number of patients enrolled and a targeted number of recurrences.

Mr. Patel observes in his Declaration of February 12, 2014, that "the 33 total recurrences is not a stopping rule for enrollment. It is instead a calculation factor for sizing the trial, located in the "sample size" section of the protocol and is irrelevant." Patel Declaration Para. 9.b.ii.

The Panel is unable to determine from the information provided by HJF in response to the Panel's post-hearing inquiry that the requirements of the Sample Size Determination set forth in Section 1.2 of the January 2011 SAP, whether or not it was intended as a stopping rule, had been met by the end of 2013.

Even if termination of enrollment at the end of 2013 was consistent with the January 2011 SAP, Norwell alleges that the 2011 SAP could not be amended in a manner that would permit termination of GP2 patient enrollment at the end of 2013 in violation of the agreement that is outlined in the May 7, 2009 email exchange between Peoples and Rothe. (R-23) The 2009 email exchange requires the continuation of the clinical trial of GP2 until the ongoing analysis of the trial statistics justifies termination of patient enrollment.

Norwell's allegation raises the question of whether HJF was in any way obligated towards Norwell to comply with the email exchange of May 7, 2009. In order to answer this question, the Panel needs to determine whether the email of May 7, 2009 (R-23) constitutes an enforceable agreement between HJF and Norwell. As Norwell's License Agreement is with HJF, to which Peoples as an individual is not a party, and as this email is an exchange between Dr. Peoples and Mr. Rothe, who was the President of Norwell during that time, this determination depends in part on the position of Dr. Peoples versus HJF.

Exhibit R-23 consists of two email messages, one from Peoples to Rothe at 3:22 PM, and the other from Rothe to Peoples at 4:11 PM on May 7, 2009. The body of the first email (with a copy to Dr. Scher) reads in its entirety as follows:

> "Eric
> In follow-up to our phone conversation, we'll base everything off an enrollment target of 180 patients understanding that we may need to enroll more pts as determined by the statistics. As you know the trial is written for 180-300 patients depending on the analysis. Instead of doing a straight $15k/pt cost which could get expensive if we go substantially over the 180 pts, we'll agree to accept $3M for the entire trial.

> As you know, we have already completed approximately 1/3 of these patients. By signing this agreement, you'll be agreeing to pay for these patients as a proportion of the total; however, we will not require $1M upfront but accept your paying the $3M on a straight quarterly payment schedule of $250k/quarter. If the trial is terminated the actual cost will be based on the proportion of the 180 pts enrolled at that time.
> Acceptable?
> Thanks,
> George"

The body of the second email, addressed to Peoples, with copies to Scher, Lentz and McWilliams reads in its entirety as follows:

> "Yes, acceptable."

The Panel need not decide whether Peoples had actual authority to bind HJF, if it is proven to its satisfaction that Peoples had the apparent authority to bind HJF. Authority conferred upon the agent by the principal can take two forms: actual or apparent. The court in *Progressive Casualty Ins. Co. v. Ehrhardt*, 69 Md. App. 431 (1986) held:

> "Actual authority is that which is actually granted, and it may be express or implied. Apparent, or, as it is also called, ostensible authority, on the other hand, is that authority which, though not actually granted, the principal knowingly permits the agent to exercise or which himself holds out as possessing." 69 Md. App. At 440.

Maryland has adopted the Restatement (Second) of Agency, §267 (1958) in determining the existence of an apparent agency relationship. Apparent authority results from certain acts or manifestations by the alleged principal to a third party leading the third party to believe that an agent had the authority to act. *Dickerson v. Longoria*, 414 Md. 419, 442, 995 A.2d 721, 735 (2010). Applying this rule, Norwell, seeking to recover on the theory of apparent agency, bears the burden to show that appearances created by Dr. Scher, the HJF representative in charge of the license negotiations with Norwell, led Norwell to believe that Peoples was HJF's agent. See *JAI Medical Systems Managed Care Organization, Inc. v. Bradford*, 209 Md. App. 68, 57 A.3d 1068 (2012).

The Panel finds that Norwell has met this burden: Dr. Scher was aware that Dr. Peoples was negotiating terms relating to Norwell's paying for the GP2 clinical trial. He was copied on several emails between Peoples and Norwell, including the May 7, 2009 email. It is also clear that Peoples and Scher

were in regular contact with each other and kept each other abreast of the progress of the negotiations. See, *e.g.* email exchange between Peoples and Rothe dated April 16, 2008 (R-22), in which Dr. Peoples tells Mr. Rothe, "I know that you and Mark have been negotiating license terms, but I haven't heard the final outcome. That's between you guys. As for the science, here's the deal..." Importantly, Dr. Scher chose not to react in any way to either Dr. Peoples' email of May 7, 2009 or to Mr. Rothe's response on the same day. Dr. Scher testified he saw "no need" to get involved with Dr. Peoples' discussion of the science as long as HJF would receive its $3 million clinical trial support. In Dr. Scher's view "the science and the dollars associated with the science are one and the same." Tr. 10/15/2013, 403:21-404:16; 420:3-425:11; 435:7-20. Dr. Scher's silence in the face of commitments made by Dr. Peoples relating to critical aspects of the clinical trials that were to generate the data that were at the center of the sponsored research underlying the license, is behavior that can reasonably be interpreted as acquiescence. As a result, Dr. Peoples had the actual or at least the apparent authority to bind HJF with respect to the "science discussions between Norwell and Dr. Peoples." *Id.*, 420:5.

A great deal of the confusion was caused by the not entirely successful attempt to combine a License Agreement and aspects of a sponsored research agreement into a single document, -- something that caused Rothe considerable discomfort. In Rothe's experience, this was very unusual. Tr. 10/21/13, 19:1-5. The result was that portions of what would normally be found in a separate sponsored research agreement were either lacking completely or contained in separate correspondence.

The License Agreement (R-17) states that it has an "Effective Date" of April 24, 2009. Arguably, agreements contained in email correspondence dated prior to the Effective Date are erased by the integration clause contained in § 11.19 of the Primary License. However, § 11.19 cannot be deemed to include an agreement entered into at a date subsequent to the Effective Date, such as the agreement contained in the email exchange dated May 7, 2009 (R-23). Norwell signed the License Agreement after the May 7th date, and it did so with retroactive effect, while the email contains no provision that it too would have retroactive effect.

By the express language of the emails of May 7, 2009, this is an offer and acceptance of an agreement, entered into by Peoples (on behalf of HJF) and Rothe on behalf of Norwell. This agreement establishes two important elements: first, although this agreement "switches" from the original deal that was based entirely on a cost per patient basis to an overall $3M cost for the entire trial, the original concept of a per patient cost ("the actual cost") is still preserved if the trial is terminated, and will be based on the proportion of the 180 patients enrolled at the time of termination.

Second, although the enrollment target was 180 patients, there is an understanding between the parties that more patients may need to be enrolled "*as determined by the statistics.*" [Emphasis added] The Panel finds that this constitutes an agreement that when to stop patient enrollment is a function of statistical relevance, and that enrollment would continue, up to 300 patients, until statistical relevance was achieved for a fixed payment obligation of $3 million.

As Mr. Patel points out in his Declaration, Antigen Express, using the same protocol as Norwell, had negotiated treatment of 330 patients for the AE37 arms (R-141, p.5 and R-146, at HJF012050), and Galena, which would have been using the same protocol as Norwell, had negotiated treatment of 180-300 patients for the GP2 arms with use of recurrence rates (not recurrence numbers) and statistical analysis as stopping rules for patient enrollment.

In summary, the Panel finds that Norwell was entitled to and did rely on the understanding set forth in the May 7, 2009 email exchange with HJF's agent, Dr. Peoples, and that the terms of the May 7, 2009 email exchange are binding upon HJF.

Given the current relationship of the parties and Dr. Peoples' stated unwillingness to work with Norwell (see, e.g., R-167), any attempt to require the parties to work together to restart and then continue the clinical trial at the existing trial sites, might only serve to lead to further discord and legal proceedings. Indeed, Norwell has indicated its intention to pursue the GP2 clinical trial on an independent basis. At the same time, since patient enrollment in the clinical trial has been terminated based on HJF's determination that the appropriate statistical stopping point for GP2 patient enrollment has been achieved, it is impractical that HJF would restart enrollment of patients in the GP2 clinical trial.

Since we have determined that the enrollment requirements of the May 7, 2009 agreement have not been met, and since HJF has not notified the Panel that it would do so after receiving the objection of Norwell, it would be unfair to require Norwell to continue to pay HJF under the License Agreement to fund the GP2 clinical trial for further enrollment which may now be undertaken by Norwell. Therefore, Norwell will be relieved of its Clinical Trial Financial Support obligation under § 3.6 of the License Agreement and any unpaid delay fees under Section 17 of the First Amendment and Section 5 of the Second Amendment. Norwell will be free to pursue the GP2 clinical trial on an independent basis.

Due to the suspension of the License Agreement during the approximately 24 months that this arbitration has been pending, the Panel finds that certain adjustments regarding payments under §§ 3.3 (i), 3.4, 7.2 and 7.3 of the License Agreement and the exercise of HJF rights under Section 10.2 (c) of the License Agreement are required.

IV. Tort Claims

Norwell has asserted claims of fraud in the inducement and misappropriation of trade secrets.

a. Fraud in the Inducement

Norwell contends that HJF made false representations and promises, knowing that the representations were false, or without intending to perform in order to induce Norwell to enter into the License Agreements. Specifically, according to Norwell, HJF represented that (1) the 2009 license included sponsored research, (2) Norwell would receive all GP2 data, FDA correspondence, and the IND, (3) Norwell would be charged $15,000 per patient because a CTC assay was to be performed on all patients, and (4) the enrollment rate included 250 enrolled patients by the end of 2011. HJF's failure to adhere to these understandings, in Norwell's view, amounts to evidence of HJF's pre-existing intent to not honor its promises to Norwell.

To prevail on a claim for fraud in the inducement claim, Norwell must show: (1) a material representation of HJF was false, (2) the falsity of its representation was known to HJF or the misrepresentation was made with such reckless indifference to the truth as to impute knowledge to HJF, (3) the misrepresentation was made by HJF with the purpose of defrauding Norwell, (4) Norwell

justifiably relied on the misrepresentation, and (5) Norwell suffered damage directly resulting from the misrepresentation.

Assuming, solely for the sake of our analysis, that Norwell had established by clear and convincing evidence that all four of HJF's alleged representations were, in fact, false, there is no evidence in the record to suggest that the representations were made by HJF for the purpose of defrauding Norwell. Norwell lays its complaints of fraud largely at Dr. Scher's doorstep, for example, that Dr. Scher failed to explore the location of GP2 data and FDA correspondence, that he failed to appreciate the consequences of allowing the roles of Dr. Peoples and the Foundation to overlap during contractual negotiations, and that HJF, on Dr. Scher's watch, failed to deliver contractual performance meeting Norwell's expectations after the contracts were signed. But Norwell's criticisms of Dr. Scher and HJF, even if justified, do not on any level show the intent to defraud Norwell.

The Panel finds that Norwell has not proven its claim of fraud in the inducement and, accordingly, this claim is denied.

b. Misappropriation of Trade Secrets

Norwell asserts that HJF disclosed GP2 data to Norwell's competitors, by displaying the data at an ASCO meeting without the express or implied consent of Norwell in violation of the Maryland Uniform Trade Secrets Act (MUTSA).

In Maryland, a claim for misappropriation is statutorily prescribed by the Maryland Uniform Trade Secrets Act ("MUTSA"). Md. Code, Com. Law §§ 11-1201 – 11-1209. In pertinent part, the MUTSA defines misappropriation as the "[d]isclosure or use of a trade secret of another without express or implied consent by a person who: . . . knew or had reason to know that the person's knowledge of the trade secret was: . . . acquired under circumstances giving rise to a duty to maintain its secrecy or limit its use . . . ." *Id.*, § 11-1201(c). In addition, a plaintiff asserting a claim for misappropriation must prove that it took reasonable measures to maintain its secrecy. *Id.*, § 11-1201(e)(2).

Norwell's misappropriation claim rests on the assertion that HJF's alleged publication of GP2 Data violated duties imposed by the Non-Disclosure Agreement ("NDA") (R-262) between the parties

and by § 11.20 of the 2009 license. Neither of these agreements, however, prohibits HJF's disclosure or use of GP2 data in the manner asserted by Norwell.

The confidentiality duties in the NDA are limited to confidential information that is disclosed to one of the parties by the other: "The Receiving Party shall maintain in confidence all Confidential Information disclosed to it by the Disclosing Party . . . ." (*See* NDA, § 5.) But Norwell did not disclose GP2 data to the Foundation. Neither does § 11.20, the publication provision of the 2009 Agreement, prohibit disclosure of the GP2 trial data by the Foundation. Rather, that provision requires only that the Foundation give Norwell 30-days advance notice of the disclosure so that Norwell might seek patent or other protection of the data. (*See* 2009 Agreement, § 11.20.)

Under Maryland law, the party asserting a misappropriation claim must demonstrate that some agreement restricted the defendant's disclosure of the subject information, which is not the case here under the NDA. Thus, even if the GP2 data published at the ASCO conference contained trade secrets, HJF's disclosure or use of that data (if any) is not a misappropriation under the MUTSA, because HJF was under no duty to maintain the secrecy of GP2 data and, in fact, such publication was anticipated by § 11.20.

The Panel finds that Norwell has not proven its claim of misappropriation of trade secrets and, accordingly, this claim is denied.

c. Charitable Immunity

HJF interposed a charitable immunity defense against Norwell's fraud claims. Norwell asserted in reply that HJF does not meet the definition of a charity under Maryland law or, alternatively, that HJF may not avail itself of charitable immunity against liability resulting from intentional torts committed by HJF.

In light of our ruling denying both of Norwell's fraud claims, there is no need to consider whether or not HJF meets the criteria for inclusion within the nearly impenetrable protective mantel of Maryland's charitable immunity doctrine.

Accordingly, WE AWARD as follows:

1) The termination by Claimant HJF of the Exclusive License Agreement between The Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc. and Norwell, Inc., with an Effective Date of April 24, 2009, as amended by the May 7, 2009 email agreement between Dr. Peoples and Mr. Rothe, the first amendment to the Primary License, dated February 17, 2010, and the second amendment to the Primary License, dated September 24, 2010 (collectively the "2009 License Agreement"), is declared to be a wrongful termination and to be invalid, and the 2009 License Agreement is hereby reinstated in its entirety, except as otherwise specified in this Award.

2) Claimant HJF shall have all rights, privileges and obligations in accordance with the 2009 License, except as otherwise specified in this Award.

3) Respondent Norwell shall have all rights, privileges and obligations as the exclusive Licensee in accordance with the 2009 License Agreement, except as otherwise specified in this Award.

4) The termination by Claimant HJF of the License Agreement between The Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc. and The Brigham and Women's Hospital, Inc., and Norwell, Inc., with an Effective Date of February 16, 2010, ("2010 License Agreement"), was terminated without legal cause. Notwithstanding this, the 2010 License Agreement shall remain terminated and of no force or effect.

5) Respondent Norwell is relieved of all obligations under the terms and conditions of the 2010 License Agreement.

6) Claimant HJF shall pay to Respondent Norwell the sum of $2,139,265.00 (Two Million One Hundred Thirty Nine Thousand, Two Hundred Sixty Five and NO/100ths Dollars). This amount represents the amount of the $2,500,000 ETF funding, offset by the application of the cap on liability contained in § 11.3 of the 2009 License Agreement and § 10.3 of the 2010 License Agreement.

7) Interest shall accrue on the amount so awarded from the date of this Award until paid at the rate of 10% per annum (.8333% per month).

8) Respondent Norwell's Clinical Trial Financial Support obligation under § 3.6 or any other provision of the 2009 License Agreement is hereby declared fulfilled and satisfied to the date of this Award, and Respondent Norwell is relieved of any and all obligations to pay any future Clinical Trial Financial Support payments to Claimant HJF under § 3.6 or any other provision of the 2009 License Agreement.

9) Respondent Norwell is hereby relieved of any and all obligations to raise $3 million in funding, or any other amount, under § 4.2 or § 10.2 of the 2009 License Agreement.

10) The due date for all minimum royalty payments under § 3.3 (i) of the 2009 License Agreement shall be extended by 24 months. With respect to such royalties, if any, that were due and unpaid by Norwell as of the commencement of these proceedings or that became due prior to the date of this Award, when such royalties become due after the application of the foregoing 24 month extension, there shall be no interest, late payment, delay fee or other amount applied by HJF to the foregoing minimum royalty payments, unless any such payment is not made within the time frames that will apply as a result of the 24 month extension herein provided.

11) The due date for all maintenance royalty payments under § 3.4 of the 2009 License Agreement shall be extended by 24 months. With respect to such royalties, if any, that were due and unpaid by Norwell as of the commencement of these proceedings or that became due prior to the date of this Award, when such royalties become due after the application of the foregoing 24 month extension, there shall be no interest, late payment, delay fee or other amount applied by HJF to the foregoing maintenance royalty payments, unless any such payment is not made within the time frames that will apply as a result of the 24 month extension herein provided.

12) The due date for the reimbursement of Patent Expenses under §§ 7.2 and 7.3 of the 2009 License Agreement shall be extended by 24 months. With respect to such Patent Expenses, if any, that were due and unpaid by Norwell as of the commencement of these proceedings or that became due prior to the date of this Award, when such Patent Expenses become due after the application of the foregoing 24 month extension, there shall be no interest, late payment, delay fee or other amount applied by HJF to

the foregoing Patent Expenses payments, unless any such payment is not made within the time frames that will apply as a result of the 24 month extension herein provided.

13) Norwell shall not be obligated to pay any currently unpaid Delay Fees referenced in Section 17 of the First Amendment to the 2009 License Agreement or Section 5 of the Second Amendment to the 2009 License Agreement.

14) For a period of 24 months from the date of this Award, Claimant HJF shall not exercise the right under Section 10.2 (c) to either terminate the 2009 License Agreement or render the license non-exclusive.

15) The existing GP2 Case Report Forms (CRFs), summary and individual GP2 patient data, GP2 databases including GP2 data contained in the ACCESS Database or any other database or repository, and manufacturing data (collectively, "GP2 Data") shall, within 15 days from the date of this Award be provided by HJF to Respondent. All future GP2 Data shall be made available by HJF to Norwell on a timely basis.

16) Except to the extent already in Respondent Norwell's possession and not marked "confidential" or "attorneys eyes only," Claimant HJF shall, within 15 days from the date of this Award provide to Respondent Norwell a) all the FDA correspondence relating to (i) the GP2 clinical trial and (ii) the IND, and b) all GP2 Data, including without limitation the relevant ACCESS Database, in a format reasonably accessible by Norwell, except as the parties may otherwise mutually agree to in writing.

17) The FDA correspondence and GP2 Data provided to Respondent Norwell in accordance with the foregoing paragraph shall not be marked "confidential," "attorneys eyes only" or any similar designation that would in any way preclude or restrict Norwell's commercial exploitation of such materials.

18) Any designations of "Confidential" or "Attorneys Eyes Only" made by either party or such party's attorneys without proper authority to do so under the terms of the agreed Protective Order in effect in these proceedings shall be treated as withdrawn after the date of this Award. Any designations of "Confidential" or "Attorneys Eyes Only" made to material known to the receiving party without a duty

of confidentiality before receipt from the producing person, as evidenced by written records made prior to such receipt or disclosure, shall be treated as withdrawn after the date of this Award; provided, however that such written records shall be made available by the receiving party for inspection upon the request of the disclosing party.

Fees and Costs

Each party shall pay one-half of the filing and administrative fees and expenses paid to the AAA, and one-half of the fees and expenses paid to the AAA for the service of the Panel. Accordingly, the administrative filing and case service fees of the AAA, totaling $22,900.00, shall be borne equally. The fees and expenses of the arbitrators, totaling $328,844.53, shall be borne equally. The Panel has further determined that each party is to bear its own attorneys' fees.

This Award is in full settlement of all claims and counterclaims submitted to this Arbitration. Any claims or counterclaims made that have not been expressly addressed in this Award are DENIED.

This Award represents the majority opinion of the Panel.

This Award may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute together one and the same instrument.

SO ORDERED.

Dated: March 25, 2014

Arthur House
Panel Chair

Hon. Alice Sullivan (Ret.)
Panel Member

Eric van Ginkel
Panel Member

of confidentiality before receipt from the producing person, as evidenced by written records made prior to such receipt or disclosure, shall be treated as withdrawn after the date of this Award; provided, however that such written records shall be made available by the receiving party for inspection upon the request of the disclosing party.

Fees and Costs

Each party shall pay one-half of the filing and administrative fees and expenses paid to the AAA, and one-half of the fees and expenses paid to the AAA for the service of the Panel. Accordingly, the administrative filing and case service fees of the AAA, totaling $22,900.00, shall be borne equally. The fees and expenses of the arbitrators, totaling $328,844.53, shall be borne equally. The Panel has further determined that each party is to bear its own attorneys' fees.

This Award is in full settlement of all claims and counterclaims submitted to this Arbitration. Any claims or counterclaims made that have not been expressly addressed in this Award are DENIED.

This Award represents the majority opinion of the Panel.

This Award may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute together one and the same instrument.

SO ORDERED.

Dated: ____________________

____
Arthur House
Panel Chair

Alice D. Sullivan
Hon. Alice Sullivan (Ret.)
Panel Member

____
Eric van Ginkel
Panel Member

of confidentiality before receipt from the producing person, as evidenced by written records made prior to such receipt or disclosure, shall be treated as withdrawn after the date of this Award; provided, however that such written records shall be made available by the receiving party for inspection upon the request of the disclosing party.

Fees and Costs

Each party shall pay one-half of the filing and administrative fees and expenses paid to the AAA, and one-half of the fees and expenses paid to the AAA for the service of the Panel. Accordingly, the administrative filing and case service fees of the AAA, totaling $22,900.00, shall be borne equally. The fees and expenses of the arbitrators, totaling $328,844.53, shall be borne equally. The Panel has further determined that each party is to bear its own attorneys' fees.

This Award is in full settlement of all claims and counterclaims submitted to this Arbitration. Any claims or counterclaims made that have not been expressly addressed in this Award are DENIED.

This Award represents the majority opinion of the Panel.

This Award may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute together one and the same instrument.

SO ORDERED.

Dated: 3-25-14

____
Arthur House
Panel Chair

____
Hon. Alice Sullivan (Ret.)
Panel Member

____
Eric van Ginkel
Panel Member